UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                 SCHEDULE 14D-9

                   Solicitation/Recommendation Statement Under
            Section 14(d) (4) of the Securities Exchange Act of 1934

                            Landmark Financial Corp.
                            ------------------------
                            (Name of Subject Company)

                            Landmark Financial Corp.
                            ------------------------
                        (Name of Person Filing Statement)

                     Common Stock, Par Value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    514914100
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Gordon Coleman
                                    President
                            Landmark Financial Corp.
                               211 Erie Boulevard
                           Canajoharie, New York 13317
                                 (518) 673-2012
      -------------------------------------------------------------------
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
         Communications Made Before the Commencement of a Tender Offer)

[X] Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1, 2, 3, 4, 5, 6, 7, 8.

         Not applicable pursuant to General Instruction A to Schedule 14D-9.

Item 9. Exhibits.

         Annexed hereto as Exhibit 99.1 is a press release of Landmark Financial Corporation released on May 11, 2000.

Exhibit 99.1

                            Landmark Financial Corp.
                           Provides Interim Statement


     Canajoharie, New York (May 11, 2000). The Board of Directors of Landmark Financial Corp. (OTC CC-LMFC:OB) has held discussions to review the tender offer materials from Private Mortgage Investment Services and their subsidiary Investors & Lenders, LLC in which Investors & Lenders, LLC has indicated that it has commenced a tender offer to acquire a controlling interest in Landmark Financial. The tender offer materials stated that their offer would be for a minimum of 100,000 shares or approximately 65% of Landmark Financial's outstanding common stock for a price of $25.00 per share in cash. The offer is subject to certain contingencies, including regulatory approval by the Office of Thrift Supervision and the ability of Investors & Lenders, LLC to obtain financing to complete the offer. Landmark Financial's Board of Directors is carefully reviewing all the terms of this offer as well as the ability of Investors & Lenders, LLC to complete the offer as proposed.

     It is the intention of Landmark Financial's Board of Directors to advise Landmark Financial's shareholders on or before May 24, 2000 of its recommendation that the Investors & Lenders, LLC offer be rejected, accepted or whether the Board is neutral or has no recommendation, and the reasons for its recommendation.

     As Landmark Financial completes its evaluation of the Investors & Lenders, LLC offer and all other alternatives available to Landmark Financial, Landmark Financial asks its stockholders to withhold judgement on the offer made by Private Mortgage Investors Services or by Investors & Lenders, LLC.

     This press release contains forward-looking statements consisting of comments upon or predictions regarding future events, circumstances and expectations. The forward-looking statements are made based upon numerous assumptions regarding future circumstances. These include assumptions regarding future conditions in the stock markets, future interest rate conditions, economic conditions generally, customer demand, shifting competitive pressures and changes in Federal Reserve, Office of Thrift Supervision or other government policies. Landmark Financial cautions readers not to place undue reliance upon any forward-looking statements. Forward-looking statements speak only as of the date made and Landmark Financial assumes no obligation to update or revise any such statements upon any change in applicable circumstances.

     IMPORTANT NOTICE: Please read Landmark Financial's Recommendation Statement when it becomes available because it will contain important information. The Recommendation Statement will be available on the Securities and Exchange Commission web site at www.sec.gov as part of the EDGAR database. Landmark Financial will also provide a copy for free upon request by any stockholder.